UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

RUBICON FINANCIAL INCORPORATED

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

788112N100

(CUSIP Number)

August 3, 2007

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 788112N100

1           NAME OF REPORTING PERSON
 I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Todd Vande Hei

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [  ]
(b) [X]

3           SEC USE ONLY

4           CITIZENSHIP OR PLACE OF ORGANIZATION                                                                                                                     United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	SOLE VOTING POWER	662,500

	(6)	SHARED VOTING POWER	120,000

	(7)	SOLE DISPOSITIVE POWER	662,500

	(8)	SHARED DISPOSITIVE POWER	120,000

9           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

782,500 Shares of Common Stock

10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

6.2% - Common Stock

12         TYPE OF REPORTING PERSON*

(IN) INDIVIDUAL

CUSIP No. 788112N100

1           NAME OF REPORTING PERSON
 I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Bootstrap Investments LLC

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [  ]
(b) [X]

3           SEC USE ONLY

4           CITIZENSHIP OR PLACE OF ORGANIZATION                                                                                                                     United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	SOLE VOTING POWER	120,000

	(6)	SHARED VOTING POWER	0

	(7)	SOLE DISPOSITIVE POWER	0

	(8)	SHARED DISPOSITIVE POWER	120,000

9           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

120,000 Shares of Common Stock

10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

0.2% - Common Stock

12         TYPE OF REPORTING PERSON*

CO

CUSIP No. 788112N100

Item 1.

(a)	Name of Issuer:

Rubicon Financial Incorporated

(b)	Address of Issuer’s Principal Executive Offices:

4100 Newport Place, Suite 600
Newport Beach, California 92660

Item 2.

(a)	Names of Person Filing:

(b)	Address or Principal Business Office or, if none, Residence:

This Schedule 13G is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) of the Securities and Exchange Commission (the “Commission”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): (i) Todd Vande Hei, with an address of 4100 Newport Place, Suite 600, Newport Beach, California  92660 (“Vande Hei”), and (ii) Bootstrap Real Estate Investments LLC, a California limited liability company with an address of 15 Calle Sonador, San Clemente, California 92673 (“Bootstrap”) (Vande Hei and Bootstrap, the “Reporting Persons”). Vande Hei is the managing member and majority owner of Bootstrap having voting and dispositive control of 120,000 shares in the Issuer held by Bootstrap and therefore may be deemed to beneficially own the shares held by Bootstrap.

(c)	Citizenship:

Vande Hei is a citizen of the United States.
Bootstrap is a California limited liability company.

(d)	Title of Class of Securities:

Common Stock, $0.001 par value

(e)	CUSIP No.:

788112N100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

CUSIP No. 788112N100

(c)	[ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	[ ] An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	[ ] An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	[ ] A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	[ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[ ] Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership:

Reference is hereby made to Items 5-9 and 11 of pages 2 and 3 of this Schedule 13G, which Items are incorporated by reference herein.

The calculation of percentage of beneficial ownership in Item 11 of pages 2 and 3 was derived from the Issuer’s issued and outstanding shares of common stock on March 13,  2009 in which there were 12,478,162 shares issued and outstanding and includes 100,000 shares Mr. Vande Hei has the right to acquire pursuant to presently exercisable warrants.

Item 5.	Ownership of 5 Percent or Less of a Class:

Vande Hei

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [  ]

CUSIP No. 788112N100

Bootstrap

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [  ]

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:                                March 13, 2009

By: /s/ Todd Vande Hei
       Todd Vande Hei

Bootstrap Real Estate Investments, LLC

By: /s/ Todd Vande Hei
       Todd Vande Hei, Managing Member